[Patton Boggs Letterhead]

September 22, 2005

Ms. April Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W. - Judiciary Plaza

Washington, D.C. 20549-0405

Attn:                    Gary Newberry

Re:                             Warren Resources, Inc.

Registration Statement on Form S-3

Filed on June 15, 2005

File No. 333-125835

Form 10-K for Fiscal Year Ended December 31, 2004

SEC File No. 0-33275

Dear Ms. Sifford:

On behalf of Warren Resources, Inc. (the “Company”), this letter is in response to the Staff’s requests made on September 19, 2005 for a supplemental analysis to the Company’s positions set forth in our letter to you dated September 8, 2005. Attached as Exhibit A hereto is the Company’s analysis of the economic effect of redemption of the 8% Convertible Preferred Stock under different common stock pricing scenarios.

The Company believes that the analysis set forth in Exhibit A confirms that the Company’s right to settle in common shares is the more economic alternative at all times, and permanent equity classification of the Company’s preferred stock is appropriate.

The Company would also like to comment on the following two issues:

1. After reviewing and analyzing paragraph 7 of EITF 00-19 thoroughly, the Company believes that paragraph 7 refers only to what situations the “Model” applies to. The Company does not believe that paragraph 7 attempts in any manner to require that the actual economic data, parameters, facts or circumstances of the situation be changed or disregarded (i.e., disregarding contractual limitations on the number of shares to be delivered) before the accounting framework of the Model can be applied. A contrary interpretation would result in an accounting treatment that does not deal with the economic reality of the situation, and therefore would not be able to accurately reflect the Company’s financial condition to readers of those financial statements.

2. Paragraph 9 of EITF 00-19 provides that “[t]he Model requires that all contracts be initially measured at fair value and subsequently accounted for based on the current classification and the assumed or required settlement methods in paragraph 7, above.” Paragraph 10 of EITF 00-19 states that “[t]he classification of a contract should be reassessed at each balance sheet date.” The Company believes that its initial measurement at fair value and its subsequent accounting through June 30, 2005 satisfy the Model in these and all other respects.

General Information

Please call me at (303) 894-6378 if you have any questions or need any additional information.  Thank you for your attention to this filing.

Very truly yours,

/s/ Alan L. Talesnick
Alan L. Talesnick
ALT/cw

WARREN RESOURCES, INC.

ANALYSIS OF EQUITY REDEMPTION OF PREFERRED STOCK

JUNE 30, 2005

		(A)		(C)	(D)=(C)X(A)		(F)=(D)X(E)	(G)=(B)-(F)
		Undisc.	(B)	Number of	Est. value	(E)	Fair value of	Benefit
		common	Cash	common shs.	before disc.	Discount %	unregistered	(cost) to
Transaction	Type of	stock	redemption	to redeem	of common	unregistered	common shs.	Company
dates	transaction	price	price	one pfd.	shs. delivered	stock	delivered	per share

2/1/2002	Private Sale	$2.28	$12.00	1.50	$3.42	0%	$3.42	$8.58

2/15/2004	Private Sale	6.38	12.00	1.50	9.56	0%	9.56	2.44

12/17/2004	IPO	7.50	12.00	1.50	11.25	20%	9.00	3.00

12/31/2004	NASDAQ	9.10	12.00	1.50	13.65	20%	10.92	1.08

3/31/2005	NASDAQ	11.41	12.00	1.31	15.00	20%	12.00	—

6/30/2005	NASDAQ	9.39	12.00	1.50	14.09	20%	11.27	0.73

6/30/2005	Hypothetical	16.00	12.00	1.00	16.00	20%	12.80	(0.80)

(A)

$2.28 represents an arms-length purchase of 702,500 unregistered shares by the Company from a non-related party.

$6.38 represents the estimated fair value per share of the Company’s common stock based upon the sale of 2,000,000 unregistered common stock units to affiliates of Wellington Management Company, LLP (value of warrants determined by Black Scholes).

$7.50 represents the Company’s IPO price.

$9.10 represents the Company’s closing NASDAQ price on December 31, 2004.

$11.41 represents the average of the closing prices for the 30 trading days preceding the end of the 1st quarter.

$9.39 represents the average of the closing prices for the 30 trading days preceding the end of the 2nd quarter.

$16.00 represents the threshold common stock price at which the Company could force conversion of the preferred stock into common stock based upon the terms of the agreement (on a one-for-one basis at June 30, 2005).

(B)

Represents the cash “Redemption Price” per share of preferred stock.

(C)

Represents the number of common shares needed to redeem 1.0 share of preferred stock.

Please note that the maximum number of common shares to satisfy preferred redemptions cannot exceed 1.5 shares of common for 1.0 share of preferred.Also, the minimum number of common shares upon redemption cannot be less than 1.0 share of common for 1.0 share of preferred.

(D)

Represents the estimated value of the total number of common shares needed to redeem the preferred (set forth in column C) before applying any applicable market discount for unregistered shares.  Please note that no discount is applied prior to the IPO.

(E)

The Company’s conservative estimated discount of 20% for unregistered shares versus registered shares.  If an estimated discount of 25% is used, the hypothetical ($16.00) scenario would no longer reflect a net cost to the Company to settle the preferred redemptions with common stock. As indicated in our previously submitted “Common Stock Valuation Analysis”, the commonly accepted range for discounts for unregistered shares is 20% to 50%.

(F)

The estimated fair value of unregistered shares received by the preferred shareholder upon redemption of the preferred stock (incorporating the estimated 20% market discount).

(G)

Benefit (cost) to the Company per preferred share redeemed.  Even in the hypothetical example above, the Company believes issuing common stock is the most economical alternative because in order to raise the capital necessary to fund the $12 cash redemption price, the Company’s costs (such as commissions, professional fees, etc.), based on historical data, would be more than the 5% cost ($(0.80)/$16.00) associated with the use of common stock in the hypothetical scenario.

Additionally, please note that at December 31, 2004, the Company had 6,507,729 shares of preferred stock outstanding having a balance sheet value of $77,270,413.  As of June 30, 2005, after many investors voluntarily converted their preferred shares into common shares on a one-for-one basis, the Company had 1,475,120 shares of preferred stock outstanding having a balance sheet value of $17,355,119.